Exhibit 99.1

NEWS RELEASE

Investor Relations Contact
Allan E. Jordan
The Global Consulting Group
+1-646-284-9400
ajordan@hfgcg.com

Retalix Calls 2006 Annual Shareholder Meeting

Ra’anana, Israel, September 7, 2006 – Retalix® Ltd. (NasdaqGS: RTLX), today announced that it has scheduled its 2006 annual shareholders meeting to take place on October 15, 2006 at 10:00 a.m. Israel time, at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel. If a quorum is not present by 10:30 a.m. on the date of the meeting, the meeting will stand adjourned to October 22, 2006 at the same time and place. The record date for the meeting is September 14, 2006.

During the meeting, the Company’s shareholders will be asked to appoint a new independent auditor. The current term of the Company’s auditor that was initially appointed at our 2005 annual meeting, is scheduled to expire at the 2006 annual shareholder meeting. The Company’s Audit Committee and Board of Directors have recommended that the shareholders re-appoint Kesselman & Kesselman, a Member of PriceWaterhouseCoopers, that were the Company’s auditors prior to our 2005 annual meeting, as the Company’s independent auditor.

The agenda of the meeting is as follows:

1.	the re-election of the following members of the Board of Directors of the Company, until the next annual general meeting of shareholders: Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O’Reilly and Amnon Lipkin-Shahak;

2.	the appointment of Kesselman & Kesselman, a Member of PriceWaterhouseCoopers as the Company’s independent auditor in place of the Company’s current independent auditor, as well as the authorization of the Board of Directors to determine the independent auditors’ fees or to delegate such right to the Audit Committee thereof;

3.	the approval of the grant of options to purchase up to 10,000 ordinary shares of the Company to each of Brian Cooper, Sigal Hoffman, Ian O’Reilly and Amnon Lipkin-Shahak; and

4.	the discussion of the financial statements of the Company for the year ended December 31, 2005.

Items 1 through 3 require the approval of a simple majority of the shares voted on the matter. Item 4 will not involve a vote of the shareholders.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail, on or about September 15, 2006, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,400 employees in its various subsidiaries and offices worldwide. The company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the web: www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix’s anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix’s new platforms, the perception by leading retailers of Retalix’s reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.